SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 5)

__________________________________________

Alight, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
01626W101
(CUSIP Number)
Michael L. Gravelle
c/o Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134
(702) 323-7330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 3, 2024
(Date of Event Which Requires Filing of this Statement)
_______________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

CUSIP No. 01626W101	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
	(7)	SOLE VOTING POWER 0
Number of Shares Beneficially Owned by	(8)	SHARED VOTING POWER 40,477,062*
Each Reporting Person with	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 40,477,062*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,477,062*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%*
(14)	TYPE OF REPORTING PERSON CO
* Includes all shares of Common Stock beneficially owned by Cannae Holdings, LLC. See Item 5.

CUSIP No. 01626W101	13D

(1)	NAME OF REPORTING PERSONS Cannae Holdings, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	(7)	SOLE VOTING POWER 0
Number of Shares Beneficially Owned by	(8)	SHARED VOTING POWER 40,477,062*
Each Reporting Person with	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 40,477,062*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,477,062*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%*
(14)	TYPE OF REPORTING PERSON OO
* See Item 5.

This Amendment No. 5 (“Amendment No. 5”) amends the statement on Schedule 13D originally filed by Cannae Holdings, Inc. and Cannae Holdings, LLC (each individually a “Reporting Person” and collectively, the “Reporting Persons”) on July 12, 2021 (and as amended from time to time, the “Schedule 13D”), and relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Alight, Inc. (the “Issuer” or the “Company”). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 5 shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of the Transaction.
Item 4 of the Schedule 13D is supplemented as follows:

On December 3, 2024, Cannae Holdings, LLC ("CHL"), through its wholly-owned subsidiaries, sold 12 million shares of Class A Common Stock of the Issuer for $7.42 per share, or $89,040,000 in the aggregate.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 5, as of the date of this Amendment No. 5, are incorporated herein by reference. Information as of the date of this Amendment No. 5 with respect to the Schedule A Persons is set forth on Schedule A and is incorporated herein by reference.

The calculation in this Amendment No. 5 of the percentage of Class A Common Stock outstanding beneficially owned by a Reporting Person or a Schedule A Person is based on 532,506,339 shares of Class A Common Stock outstanding as of November 7, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 12, 2024.

(a) As of the date of this Amendment No. 5, the Reporting Persons beneficially owned an aggregate of 40,477,062 shares of Class A Common Stock, which represents approximately 7.6% of the outstanding Class A Common Stock which are directly owned by Cannae Funding A, LLC (“CFA”). CFA is a wholly-owned subsidiary of DNB Holdco, LLC ("DH"). DH is wholly-owned by CHL, which, in turn, is wholly-owned by Cannae Holdings, Inc.

(b) As of the date of this Amendment No. 5, the number of shares of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows (7) through (10) of the cover pages of this Amendment No. 5 and is incorporated herein by reference.

(c) Neither the Reporting Persons, nor to their knowledge any of the Schedule A Persons, has effected any transactions in the Class A Common Stock during the past 60 days, other than as disclosed in this Amendment No. 5, including Schedule A hereto, which is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 5, 2024	CANNAE HOLDINGS, INC.
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Executive Vice President, General Counsel and Corporate Secretary

CANNAE HOLDINGS, LLC
		By:	/s/Michael L. Gravelle
		Name:	Michael L. Gravelle
		Title:	Managing Director, General Counsel and Corporate Secretary

SCHEDULE A

The name, business address, and present principal occupation or employment of each of the executive officers and directors of the Reporting Persons are set forth below. The citizenship of each such person is the United States, unless otherwise stated.

Cannae Holdings, Inc.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned (1)	Percentage Beneficially Owned (1)
William P. Foley II	Chief Executive Officer, Chief Investment Officer and Chairman of the Board of Directors of Cannae Holdings, Inc.	(2)	7,695,471 (3)	1.4%
Douglas K. Ammerman	Director of Cannae Holdings, Inc.	(2)	—
Hugh R. Harris	Director of Cannae Holdings, Inc	(2)	50,000	Less than 1%
C. Malcolm Holland	Chief Executive Officer of Veritex Holdings, Inc.	8215 Westchester Dr Ste 400 Dallas TX 75225	10,000	Less than 1%
Mark D. Linehan	Chief Executive Officer of Wynmark Company	1125 Vereda Del Ciervo, Goleta CA 93117	—
Frank R. Martire	Founder and Partner of Bridgeport Partners	220 Fifth Avenue, 18th Floor, New York, NY 10001	—
Erika Meinhardt	Director of Cannae Holdings, Inc	(2)	131,714	Less than 1%
Barry B. Moullet	Principal of BBM Executive Insights, LLC	4017 S Atlantic Ave Ste 705 Smyrna Beach FL 32169	—
James B. Stallings, Jr.	Managing Partner of PS27 Ventures, LLC	7835 Bayberry Rd Jacksonville FL 32256	—
Frank P. Willey	Partner at Hennelly & Grossfeld, LLP	10900 Wilshire Blvd, Ste400 Los Angeles, CA 90024	25,000	Less than 1%
Ryan R. Caswell	President of Cannae Holdings, Inc.	(2)	178,670	Less than 1%
Bryan D. Coy	Executive Vice President and Chief Financial Officer of Cannae Holdings, Inc.	(2)	78,743 (4)	Less than 1%
Michael L. Gravelle	Executive Vice President, General Counsel and Corporate Secretary of Cannae Holdings, Inc.	(2)	—
Peter T. Sadowski	Executive Vice President and Chief Legal Officer of Cannae Holdings, Inc.	(2)	25,000	Less than 1%
(1) To the best of the Reporting Persons’ knowledge. Based on the calculation as described in Item 5 of this Schedule 13D.
(2) c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134
(3) Reflects the sale of 5,000,000 shares by Mr. Foley on November 13, 2024, for proceeds of $41,259,099, or $8.25 per share of Class A Common Stock.
(4) Reflects the sale of 40,000 shares by Mr. Coy on November 13, 2024 for $8.40 per share, or $336,000 in the aggregate, and the donation of 10,000 shares by Mr. Coy to a charity on November 13, 2024.

Cannae Holdings, LLC.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned	Percentage Beneficially Owned
William P. Foley II	Senior Managing Director, Cannae Holdings, LLC	(2)	(2)	(2)
Ryan R. Caswell	Managing Director and President, Cannae Holdings, LLC	(2)	(2)	(2)
Bryan D. Coy	Managing Director and Chief Financial Officer, Cannae Holdings, LLC	(2)	(2)	(2)
Michael L. Gravelle	Managing Director, General Counsel and Corporate Secretary, Cannae Holdings, LLC	(2)	(2)	(2)
Cannae Holdings, Inc. (1)	Managing Member, Cannae Holdings, LLC	(3)	(1)	(1)
(1) Cannae Holdings, Inc., a Nevada corporation, is the Managing Member of Cannae Holdings, LLC. See above and Item 5 of this Schedule 13D.
(2) See table for “Cannae Holdings, Inc.” in this Schedule A.
(3) c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.